SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549
                           ___________________

                               SCHEDULE 13G
                              (Rule 13d-102)

 (Date of Event Which Requires Filing of this Statement: December 31, 1997)

  Check the appropriate box to designate the rule pursuant to which this
                            Schedule is filed:

                            [X] Rule 13d-1(b)
                            [ ] Rule 13d-1(c)
                            [ ] Rule 13d-1(d)

              INFORMATION TO BE INCLUDED IN STATEMENTS FILED
               PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
                AMENDMENTS THERETO FILED PURSUANT TO 13d-2

                            (Amendment No. 1)*


                         Quarterdeck Corporation
                             (Name of Issuer)

                      Common Stock, par value $0.001
                      (Title of Class of Securities)

                               747712 10 7
                              (Cusip Number)



 _______________

 * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


 ITEM 1(a).     NAME OF ISSUER:     Quarterdeck Corporation

 ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                13160 Mindanao Way, Marina Del Ray, California 90292

 ITEM 2(a).     NAME OF PERSON FILING:
                Fletcher Asset Management, Inc. and Alphonse Fletcher, Jr.

 ITEM 2(b).     ADDRESS OF PRINCIPAL OFFICE OR, IF NONE, RESIDENCE:
                767 Fifth Avenue, 48th Floor, New York, New York 10153

 ITEM 2(c).     CITIZENSHIP:
                Fletcher Asset Management, Inc. is a corporation organized under the laws of the State of Delaware. Alphonse Fletcher, Jr. is a citizen of the United
                States.

 ITEM 2(d).     TITLE OF CLASS OF SECURITIES: Common Stock, par value
                $0.001

 ITEM 2(e).     CUSIP NUMBER: 747712 10 7

 ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2 (b), CHECK WHETHER THE PERSON FILING IS A:

           (a) [ ] Broker or dealer registered under Section 15 of the Act

           (b) [ ]   Bank as defined in Section 3(a) (6) of the Act

           (c) [ ] Insurance Company as defined in Section 3(a) (19) of the Act

           (d) [ ] Investment Company registered under Section 8 of the Investment Company Act

           (e) [x] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

           (f) [ ] Employee Benefit Plan or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

           (g) [ ] Parent Holding Company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G)

           (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act

           (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940

           (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

           If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

 ITEM 4.   OWNERSHIP.
           Not Applicable

 ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

 ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
           PERSON.
           Not applicable.

 ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
           Not applicable.

 ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. Not applicable.

 ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.
           Not applicable.

 ITEM 10.  CERTIFICATION.  (if filing pursuant to Rule 13d-1(b))
           Not applicable.

                               SIGNATURE

           After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                          February 17 , 1998


                          /s/ ALPHONSE FLETCHER, JR.
                          Alphonse Fletcher, Jr., as President of
                          Fletcher Asset Management, Inc.


                          /s/ ALPHONSE FLETCHER, JR.
                          Alphonse Fletcher, Jr.